SEWARD & KISSEL LLP

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November 29, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams, Attorney-Advisor

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 28, 2016 File No. 333-214322

Dear Mr. McWilliams:

Reference is made to the registration statement on Form F-1 (the “Registration Statement”) of Seanergy Maritime Holdings Corp. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2016.  By letter dated November 22, 2016 (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Registration Statement.  Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the First Comment Letter, is today being filed with the Commission via EDGAR.

The following numbered paragraphs correspond to the numbered paragraphs in the First Comment Letter.

General

1.
Please file the form of underwriting agreement, forms of Class A and Underwriter’s warrants, and the legality and tax opinions prior to effectiveness. We may have comment upon reviewing these exhibits.

The Company has filed the form of underwriting agreement, form of Class A Warrant Agreement, form of Representative’s Warrant and the legality and tax opinions with the Amended Registration Statement.

Use of Proceeds, page 29

2.
Please disclose the amount of net proceeds that you intend to use for vessel acquisitions, describe the vessels to be acquired, and state whether additional funds will likely be required to complete the purchases. Refer to Item 3.C.2 of Form 20-F.

The Company has revised the “Use of Proceeds” section in the Amended Registration Statement and taken into consideration Item 3.C of Form 20-F in the revised disclosure.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Quentin Wiest at (212) 574-1639 (wiest@sewkis.com).

Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.